Exhibit (a)(5)(S)

PRECISION CASTPARTS COMPLETES
SUBSEQUENT OFFERING PERIOD FOR TIMET SHARES

Precision Castparts Corp. (NYSE: PCP) (PCC) announced today the completion of the subsequent offering period relating to the tender offer through its wholly owned subsidiary, ELIT Acquisition Sub Corp. (Purchaser), for all of the outstanding shares of common stock of Titanium Metals Corporation (NYSE: TIE) (Timet) (the “Shares”) at a purchase price of $16.50 per Share without interest and less any applicable withholding of taxes. Timet has been a subsidiary of PCC since December 21, 2012, and Timet’s results from that date forward are reported as part of PCC’s Forged Products segment.

The depositary for the Offer has informed PCC that, as of the expiration of the subsequent offering period at 5:00 p.m., New York City time, on Friday, January 4, 2013, 7,711,288 additional Shares (representing approximately 4.4% of the outstanding Shares) were validly tendered in the subsequent offering period. In accordance with the terms of the Offer, Purchaser has accepted for payment all such Shares validly tendered. Together with the Shares purchased in the initial offering period, Purchaser now owns 158,231,903 Shares (representing approximately 90.4% of the outstanding Shares).

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About Precision Castparts Corp.

Precision Castparts Corp. is a worldwide, diversified manufacturer of complex metal components and products. It serves the aerospace, power, and general industrial markets. PCC is the market leader in manufacturing large, complex structural investment castings, airfoil castings, forged components, aerostructures and highly engineered, critical fasteners for aerospace applications. In addition, PCC is the leading producer of airfoil castings for the industrial gas turbine market. PCC also manufactures extruded seamless pipe, fittings, forgings, and clad products for power generation and oil & gas applications; commercial and military airframe aerostructures; and metal alloys and other materials to the casting and forging industries.

About Titanium Metals Corporation

Timet offers a full range of titanium products, including ingot and slab, forging billet, and mill forms. Timet is vertically integrated, capable of making its own titanium sponge. In 2011, more than 75 percent of Timet’s sales were to aerospace and defense end markets, with PCC representing more than 15 percent of total sales. Timet operates seven primary melting or mill facilities in Henderson, Nevada; Toronto, Ohio; Morgantown, Pennsylvania; Vallejo, California; Witton, England; Waunarlwydd, Wales; and Ugine, France, and employs approximately 2,750 people.